Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

As at	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$83,809	$96,278
Trade and other receivables	357	365
Value added taxes recoverable (note 10)	8,529	8,659
Inventory (note 9)	24,878	22,446
Prepaid expenses	3,677	2,824
Restricted cash	—	2,290
	121,250	132,862
Restricted cash	1,148	1,142
Value added taxes recoverable (note 10)	5,033	5,229
Long-term inventory (note 9)	4,807	4,096
Property, plant and equipment (note 11)	219,370	224,416
Exploration and evaluation properties (note 12)	242,743	242,743
Deferred tax asset	2,708	2,405
Other non-current assets	1,052	923
TOTAL ASSETS	$598,111	$613,816

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 13)	$14,917	$19,675
Current portion of long term debt (note 14)	45,000	45,000
Taxes payable	10,173	33,102
	70,090	97,777
Lease obligations (note 17)	2,234	2,327
Long term debt (note 14)	95,390	100,795
Deferred revenue	7,809	7,500
Site closure provisions (note 18)	7,895	8,261
Other long term liabilities	209	172
TOTAL LIABILITIES	183,627	216,832

SHAREHOLDERS' EQUITY
Share capital (note 19)	449,647	445,316
Reserves	23,882	24,009
Accumulated other comprehensive income	(1,522)	(1,583)
Accumulated deficit	(57,523)	(70,758)
TOTAL SHAREHOLDERS' EQUITY	414,484	396,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$598,111	$613,816

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page 2-*

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - thousands of United States dollars)

	Three months ended March 31
	2023	2022
REVENUE (note 4)	$51,131	$39,645

COST OF SALES
Operating costs (note 5(a))	(11,792)	(9,366)
Depletion and depreciation (note 5(c))	(5,854)	—
Royalties (note 5(b))	(1,306)	(1,064)
	(18,952)	(10,430)

EARNINGS FROM MINING OPERATIONS	32,179	29,215

EXPLORATION AND EVALUATION EXPENSES (note 6)	(6,866)	(2,466)
GENERAL AND ADMINISTRATIVE EXPENSES (note 7)	(3,265)	(2,943)

OTHER
Interest income	1,131	168
Depreciation	(118)	(36)
Share based payments (note 21)	(1,107)	(865)
Interest and accretion expense (note 8)	(3,247)	(493)
Foreign exchange and other gain (loss)	(802)	(1,363)
	(4,143)	(2,589)

INCOME BEFORE TAXES	17,905	21,217
Income taxes (note 28)	(4,670)	(2,435)

INCOME FOR THE PERIOD	$13,235	$18,782

OTHER COMPREHENSIVE INCOME
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	61	1,063
TOTAL COMPREHENSIVE INCOME	$13,296	$19,845

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 20)
Basic (millions)	306.3	247.8
Diluted (millions)	325.6	274.4

EARNINGS PER SHARE (note 20)
Basic	$0.04	$0.08
Diluted	$0.04	$0.07

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended March 31
	2023	2022
OPERATING ACTIVITIES
Income for the period	$13,235	$18,782
Adjustments for:
Interest and accretion expense (note 8)	3,247	493
Income tax expense	4,670	2,435
Income taxes paid	(26,529)	(244)
Payment of cash settled RSUs and DSUs	(466)	(1,723)
Adjustments for items not affecting cash:
Depreciation and depletion	5,972	375
Share based payments (note 21)	1,107	865
Unrealized foreign exchange loss (gain)	(1,803)	1,013
Other	519	22
Cash provided by (used in) operating activities before changes in non-cash working capital	(48)	22,018
Accounts receivable and prepaid expenses	(855)	(3,840)
Inventory	(2,416)	(1,808)
Valued added taxes	1,283	—
Trade payables and accrued liabilities	(2,886)	4,123
Cash provided by (used in) operating activities	(4,922)	20,493

INVESTING ACTIVITIES
Purchase of plant and equipment	(1,159)	(928)
Deposits and other payments on long term assets	(128)	—
Mineral properties and related construction	(1,589)	(5,643)
Restricted cash and environmental bonding	2,284	(40)
Value added taxes received	—	2,460
Cash used in investing activities	(592)	(4,151)

FINANCING ACTIVITIES
Principal repayments of the Credit Facility (note 15)	(5,550)	—
Proceeds from exercise of stock options and warrants	2,968	1,377
Interest paid	(4,294)	(3,237)
Lease payments	(162)	(132)
Cash provided by used in financing activities	(7,038)	(1,992)

Effects of exchange rate changes on cash	83	172

Net increase (decrease) in cash	(12,469)	14,522
Cash, beginning of period	96,278	20,516
CASH, END OF PERIOD	$83,809	$35,038

Supplemental cash flow information (note 23)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income (loss)	Accumulated deficit	Total
Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Warrants exercised (note 19)	295	675	—	(82)	(82)	—	—	593
Options exercised (note 21)	723	1,523	(739)	—	(739)	—	—	784
RSUs redeemed (note 21)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 21)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
Share based payments (note 21)	—	—	865	—	865	—	—	865
Income for the period	—	—	—	—	—	—	18,782	18,782
Other comprehensive income	—	—	—	—	—	1,063	—	1,063
Balance at March 31, 2022	248,654	$270,214	$9,636	$19,173	$28,809	$3,504	$(97,746)	$204,781

Balance at January 1, 2023	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984
Shares issued for property payments	61	242	—	—	—	—	—	242
Warrants exercised (note 19)	557	1,377	—	(148)	(148)	—	—	1,229
Options exercised (note 21)	1,465	2,494	(755)	—	(755)	—	—	1,739
RSUs redeemed (note 21)	55	218	(218)	—	(218)	—	—	—
Share based payments (note 21)	—	—	994	—	994	—	—	994
Income for the period	—	—	—	—	—	—	13,235	13,235
Other comprehensive income	—	—	—	—	—	61	—	61
Balance at March 31, 2023	307,947	$449,647	$9,918	$13,964	$23,882	$(1,522)	$(57,523)	$414,484

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, Cerro Quema gold project in Panama, and the South Railroad and Lewis gold projects in Nevada, USA.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On May 11, 2023, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, except as noted herein. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

4.	REVENUE

Camino Rojo was under commissioning during the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

Revenue by significant product type:

	Three months ended March 31
	2023	2022 (note 29)
Gold	$50,707	$39,426
Silver	424	219
Revenue	$51,131	$39,645

Customer A	$11,788	$39,645
Customer B	36,594	—
Others	2,749	—
Revenue	$51,131	$39,645

5.	COST OF SALES

Camino Rojo was under construction during the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo effective April 1, 2022. Consequently, no depletion or Extraordinary Mining Duty was recorded prior to April 1, 2022.

(a)	Operating costs

	Three months ended March 31
	2023	2022 (note 29)
Mining and processing costs	$11,623	$9,126
Refining and transportation costs	169	240
	$11,792	$9,366

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Royalties

	Three months ended March 31
	2023	2022
Camino Rojo Oxide 2% NSR royalty (note 11)	$1,009	$1,064
Mexican 0.5% Extraordinary Mining Duty	297	—
	$1,306	$1,064

(c)	Depletion and depreciation

	Three months ended March 31
	2023	2022
Depletion of producing mineral property	$2,771	$—
Depreciation of plant and equipment	3,083	—
Depletion and depreciation	$5,854	$—

6.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended March 31
	2023	2022
Camino Rojo	$1,687	$1,505
Cerro Quema	2,644	727
Nevada projects (South Railroad, Lewis and Monitor Gold)	2,418	83
Other	117	151
	$6,866	$2,466

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
	2023	2022
Office and administrative	$710	$633
Professional fees	397	450
Regulatory and transfer agent	286	198
Salaries and benefits	1,872	1,662
	$3,265	$2,943

8.	INTEREST AND ACCRETION EXPENSE

	Three months ended March 31
	2023	2022
Interest (note 8(a))	$2,957	$14
Accretion (note 8(b))	290	479
Interest and accretion expense	$3,247	$493

(a)	Interest expense

	Three months ended March 31
	2023	2022
Credit Facility (note 15)	$2,268	—
Fresnillo obligation (note 16)	285	—
Interest expense on leases (note 17)	41	13
Deferred revenue	309	—
Other	54	1
	$2,957	$14

The Company declared commercial production at Camino Rojo effective April 1, 2022. Borrowing costs prior to that date were capitalized. Consequently, they do not appear in interest expense.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Accretion expense

	Three months ended March 31
	2023	2022
Newmont loan	$—	$366
Credit Facility (note 15)	146	—
Accretion of site closure provisions	144	113
	$290	$479

9.	INVENTORY

	March 31, 2023	December 31, 2022
Current
Stockpiled ore	$1,282	$1,869
In-process inventory	19,138	15,961
Finished goods inventory	797	1,406
Materials and supplies	3,661	3,210
Inventory – current	$24,878	$22,446

Long term
Stockpiled ore	$4,807	$4,096

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at March 31, 2023 is $7.2 million of depreciation (December 31, 2022 — $6.3 million).

10.	VALUE ADDED TAXES RECOVERABLE

	March 31, 2023	December 31, 2022
Current portion	$8,529	$8,659
Long term portion	5,033	5,229
	$13,562	$13,888

Value added taxes (“IVA”) paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexico’s regulations.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Of the long term portion, approximately $4.7 million (December 31, 2022 — $4.4 million) is under dispute with the taxation authorities.

11.	PROPERTY, PLANT AND EQUIPMENT

Our operating property is the Camino Rojo Oxide Gold Mine in Mexico and constitute substantially all our buildings, and machinery and equipment. Other assets and other right of use assets include assets located at other locations.

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Other right of use assets	Total
Cost
At December 31, 2021	—	66	5,238	1,261	2,119	8,684
Additions	6,616	1,788	3,272	666	2,300	14,642
Transfer from construction	127,002	58,869	36,684	608	—	223,163
Reclassification of capitalized interest	(19,020)	11,585	7,341	94	—	—
Change in site closure provision (note 18)	1,155	(300)	(190)	—	—	665
Leased assets derecognized at end of lease	—	—	—	—	(215)	(215)
Due to changes in exchange rates	—	—	—	(9)	(44)	(53)
At December 31, 2022	$115,753	$72,008	$52,345	$2,620	$4,160	$246,886
Additions	1,589	372	522	265	—	2,748
Change in site closure provision (note 18)	(241)	(523)	(331)	—	—	(1,095)
Due to changes in exchange rates	—	—	—	1	—	1
At March 31, 2023	$117,101	$71,857	$52,536	$2,886	$4,160	$248,540

Accumulated depreciation
At December 31, 2021	—	6	350	288	405	1,049
Depletion and depreciation	9,641	6,280	4,541	421	764	21,647
Leased assets derecognized at end of lease	—	—	—	—	(215)	(215)
Due to changes in exchange rates	—	—	—	(4)	(7)	(11)
At December 31, 2022	$9,641	$6,286	$4,891	$705	$947	$22,470
Depletion and depreciation	3,110	1,867	1,305	160	258	6,700
At March 31, 2023	$12,751	$8,153	$6,196	$865	$1,205	$29,170

Net book value
At December 31, 2022	$106,112	$65,722	$47,454	$1,915	$3,213	$224,416
At March 31, 2023	$104,350	$63,704	$46,340	$2,021	$2,955	$219,370

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the Cerro Quema Project in Panama and the Nevada projects (South Railroad, Lewis and Monitor Gold projects in Nevada, United States).

Acquisition costs	Nevada projects	Cerro Quema	Total
As at March 31, 2023 and December 31, 2022	$160,314	$82,429	$242,743

13.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2023	December 31, 2022
Trade payables	$2,756	$6,707
Goods or services received awaiting vendor invoices	5,172	3,139
Payroll related	3,853	3,380
Royalties payable	1,295	2,119
Current portion of lease obligations (note 17)	878	846
Accrued interest on Credit Facility (note 15)	26	1,660
Restricted share units expected to be cash settled (note 21(b))	—	352
Other	937	1,472
	$14,917	$19,675

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	LONG TERM DEBT

	March 31, 2023
	Current	Long term	Total
Credit Facility (note 15)	$22,200	$95,390	$117,590
Fresnillo obligation (note 16)	22,800	—	22,800
	$45,000	$95,390	$140,390

	December 31, 2022
	Current	Long term	Total
Credit Facility (note 15)	$22,200	$100,795	$122,995
Fresnillo obligation (note 16)	22,800	—	22,800
	$45,000	$100,795	$145,795

15.	CREDIT FACILITY

On April 28, 2022, the Company entered into a Credit Facility consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The Credit Facility is secured by the Company’s present and future assets, property and all proceeds thereof other than present and future assets owned by Cerro Quema, which is excluded from the collateral.

The Credit Facility consists of two parts:

1.	$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50 million revolving facility, with the ability to increase to $75 million subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility is based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. During the quarter ended March 31, 2023, the average interest rate paid on the outstanding Credit Facility was 7.4% per annum (three months ended March 31, 2022 – not applicable).

The undrawn portion of the revolving facility is subject to a standby fee ranging from 0.6875% to 0.9375%.

The Credit Facility is subject to certain covenants – refer to note 25(c) for details. The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Term facility	Revolving facility	Total
At December 31, 2022	$93,338	$29,657	$122,995
Interest expense during the period	1,721	547	2,268
Accretion during the period	114	32	146
Interest paid during the period	(1,703)	(541)	(2,244)
Principal repayments during the period	(5,550)	—	(5,550)
Reallocated to accrued interest payable	(19)	(6)	(25)
At March 31, 2023	$87,901	$29,689	$117,590

Current	22,200	—	22,200
Non-current	65,701	29,689	95,390
	$87,901	$29,689	$117,590

16.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement, we agreed to pay Fresnillo total cash consideration of $62.8 million through the following staged payment schedule:

i.	$25.0 million upon closing of the transaction (paid);
ii.	$15.0 million on December 1, 2022 (paid); and
iii.	$22.8 million on December 1, 2023

The amounts payable bear interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties and related construction”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began to expense the interest on this obligation.

	March 31, 2023	December 31, 2022
Beginning of period	$22,800	$37,800
Interest capitalized during the period	—	473
Interest expense during the period (note 8)	285	1,383
Principal repaid	—	(15,000)
Cash interest paid	(285)	(1,856)
End of period	$22,800	$22,800

Current	22,800	22,800
Non-current	—	—
	$22,800	$22,800

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

	March 31, 2023	December 31, 2022
Beginning of year	$3,173	$1,401
Additions	—	2,300
Interest expense	41	87
Lease payments	(203)	(661)
Due to changes in exchange rates	101	46
End of period	$3,112	$3,173

Current	$878	$846
Non-current	2,234	2,327
	$3,112	$3,173

(b)	Lease expenses recognized

	Three months ended March 31
	2023	2022
Interest on lease liabilities	$41	$13
Variable lease payments not included in the measurement of lease liabilities	3,403	2,872
Expenses relating to short-term leases	69	6
Expenses relating to leases of low-value assets, excluding short-term leases	33	27
	$3,546	$2,918

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	SITE CLOSURE PROVISIONS

	Camino Rojo	Cerro Quema Project	Nevada projects	Total
At December 31, 2021	$5,117	$343	$—	$5,460
Acquisition of Gold Standard	—	—	1,603	1,603
Changes in cost estimates	351	—	—	351
Change in estimated cash flows resulting from current activities	427	—	—	427
Remediation activities conducted during the period	(88)	—	—	(88)
Accretion during the period (note 8)	494	—	14	508
At December 31, 2022	6,301	343	1,617	8,261
Changes in cost estimates	(1,095)	—	281	(814)
Change in estimated cash flows resulting from current activities	304	—	—	304
Accretion during the period (note 8)	140	—	4	144
At March 31, 2023	$5,650	$343	$1,902	$7,895

Current	$—	$—	$—	$—
Non-current	5,650	343	1,902	7,895
	$5,650	$343	$1,902	$7,895

	Camino Rojo	Cerro Quema Project	Nevada projects
Estimated settlement dates	2033 to 2047		2034
Undiscounted risk-adjusted cash flows	$9,345	$343	$2,102
Inflation rate	5.3%	—	2.5%
Discount rate	9.5%	—	3.4%

19.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price		December 31, 2022		Exercised		Expired		March 31, 2023
December 18, 2026	C$	3.00		29,545,000		(556,500)		—		28,988,500

Weighted average exercise price			C$	3.00	C$	3.00	C$	—	C$	3.00

Subsequent to the reporting period, the Company issued 287,300 common shares for proceeds of C$861,900 ($640,000) pursuant to the exercise of warrants.

20.	EARNINGS PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2023 and 2022 as follows:

(a)	Basic

	Three months ended March 31
	2023	2022
Income for the period	$13,235	$18,782
Weighted average number of common shares (thousands)	306,305	247,762
Basic earnings per share	$0.04	$0.08

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Diluted

	Three months ended March 31
	2023	2022
Income for the period	$13,235	$18,782

Weighted average number of common shares (thousands)	306,305	247,762
Weighted average shares dilution adjustments:
Warrants	14,076	18,665
Options	3,842	6,214
RSUs	357	593
DSUs	565	712
Bonus shares	500	500
Weighted average number of ordinary shares	325,645	274,446

Diluted earnings per share	$0.04	$0.07

21.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended March 31
Share-based payments expense	2023	2022
Stock options (note 21(a))	$356	$399
Restricted share units (note 21(b))	276	193
Deferred share units (note 21(c))	475	273
Share based payments expense	$1,107	$865

(a)	Stock options

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. Commencing in 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Stock options of Gold Standard Ventures Inc. (“Gold Standard”) that were outstanding at the acquisition date of August 12, 2022 were exchanged for options to acquire common shares of Orla (“Replacement Options”), resulting in the issuance of 1,758,334 Replacement Options, which are exercisable until their original expiry dates. For those individuals who did not continue on with Orla, the expiry date is capped at August 12, 2024.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Three months ended March 31
	2023			2022
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	9,178,889	C$	3.71	9,900,874	C$	1.86
Granted	445,988		6.58	924,080		5.81
Exercised	(1,464,553)		1.61	(722,500)		1.37
Expired, forfeited or cancelled	(162,270)		17.02	—		—
Outstanding, March 31	7,998,054	C$	3.98	10,102,454	C$	2.26

Vested, March 31	6,601,044	C$	3.60	8,602,252	C$	1.78

The stock options granted during the three months ended March 31, 2023 had a grant date fair value of C$1.4 million ($1.0 million) using the following weighted average assumptions:

•	Share price at grant date – C$6.58, expected volatility 50%, expected life - 5 years, risk free interest rate 3.0% and expected dividends – nil.

Subsequent to the reporting period, 608,109 stock options were exercised, for gross proceeds to the Company of C$840,000 ($622,000).

(b)	Restricted Share Units

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

	Three months ended March 31
Number of RSUs outstanding:	2023	2022
Outstanding, January 1	443,267	707,840
Awarded	283,032	172,301
Vested and settled	(149,651)	(402,430)
Forfeitures during the period	—	—
Outstanding, March 31	576,648	477,711

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025	2026
Outstanding, March 31, 2022	477,711	41,865	242,610	135,798	57,438	—
Outstanding, March 31, 2023	576,648	N/A	2,552	331,679	148,061	94,356

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

During the three months ended March 31, 2023, the Company elected to settle 94,063 RSUs in cash for $0.5 million (three months ended March 31, 2022 — 365,935 RSUs cash-settled for $1.7 million).

(c)	Deferred Share Units

Deferred Share Units (“DSUs”) are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

	Three months ended March 31
Number of DSUs outstanding:	2023	2022
Outstanding, January 1	559,725	707,028
Awarded and vested immediately	98,781	57,692
Outstanding, March 31	658,506	764,720

Vested, March 31	658,506	764,720

(d)	Performance share units

In March 2023, the Board of Directors approved a performance share unit (“PSUs”) plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We adjust the amount recognized at each reporting period to reflect changes in quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

On March 27, 2023, the Company issued a total of 198,737 PSUs with an estimated aggregate grant date fair value of $1.27 million. To March 31, 2023, no share based compensation was recognized in respect of these PSUs as the amount was negligible.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Three months ended March 31
Number of PSUs outstanding:	2023	2022
Outstanding, January 1	—	—
Granted during the period	198,737	—
Outstanding, March 31	198,737	—

Vested, March 31	—	—

(e)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares were subject to a vesting period from June 19, 2017, to June 18, 2020 (the “Eligibility Period”). The bonus shares will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

Number of bonus shares outstanding:	March 31, 2023	December 31, 2022
Outstanding	500,000	500,000
Vested	500,000	500,000

22.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2023	2022
Salaries and short term incentives paid	$2,284	$1,531
Directors’ fees	83	79
Share based payments	923	745
	$3,290	$2,355

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the three months ended March 31, 2023, and 2022.

(c)	Outstanding balances at the Reporting Date

At March 31, 2023, estimated accrued short term incentive compensation totaled $0.3 million and is included in accrued liabilities (December 31, 2022 – $1.1 million).

23.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash and cash equivalents consists of bank current accounts and cash on hand.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Non-cash investing and financing activities

	Three months ended March 31
	2023	2022
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$755	$739
Warrants exercised, credited to share capital with an offset to reserves	148	82
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	218	541

Investing activities
Marketable securities adjustment included in account receivable with an offset to other gains	4	3
Initial recognition of right of use assets with an offset to lease obligation	—	187

24.	SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Mexican project, (2) the Panamanian project, (3) the Nevada projects and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early stage exploration projects.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, Nevada USA, and Canada (Corporate).

(i)	Income (loss) for the period by segment

	Mexico	Panama	Nevada	Corporate	Total
Three months ended March 31, 2023
Revenue (note 4)	$50,939	$—	$—	$192	$51,131
Cost of sales	(18,873)	—	—	(79)	(18,952)
Earnings from mining operations	32,066	—	—	113	32,179
Exploration and evaluation expenses (note 6)	(1,675)	(2,654)	(2,418)	(119)	(6,866)
General and administrative expenses (note 7)	—	—	—	(3,265)	(3,265)
Depreciation	(14)	(4)	(31)	(69)	(118)
Share based payments (note 21)	(41)	(18)	(47)	(1,001)	(1,107)
Interest income	930	—	—	201	1,131
Interest and accretion expense	(441)	—	(338)	(2,468)	(3,247)
Foreign exchange and other gain (loss)	(705)	—		(97)	(802)
Income taxes	(4,239)	—	—	(431)	(4,670)
Income (loss) for the period	$25,881	$(2,676)	$(2,834)	$(7,136)	$13,235

	Mexico	Panama	USA	Corporate	Total
Three months ended March 31, 2022
Revenue (note 4)	$39,645	$—	$—	$—	$39,645
Cost of sales	(10,430)	—	—	—	(10,430)
Earnings from mining operations	29,215	—	—	—	29,215
Exploration and evaluation expenses (note 6)	(1,505)	(727)	(83)	(151)	(2,466)
General and administrative expenses (note 7)	—	—	—	(2,943)	(2,943)
Depreciation	(1)	(3)	—	(32)	(36)
Share based payments (note 21)	(20)	(13)	—	(832)	(865)
Interest and finance costs	(340)	—	—	15	(325)
Foreign exchange and other gain (loss)	(555)	—	—	(808)	(1,363)
Current income taxes	(2,191)	—	—	(244)	(2,435)
Income (loss) for the period	$24,603	$(743)	$(83)	$(4,995)	$18,782

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Assets by segment

	Mexico	Panama	Nevada	Corporate	Total
At March 31, 2023
Property, plant and equipment	$217,791	$35	$560	$984	$219,370
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	332,828	83,484	163,155	18,644	598,111

	Mexico	Panama	Nevada	Corporate	Total
At December 31, 2022
Property, plant and equipment	$222,767	$39	$577	$1,033	$224,416
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	348,390	83,291	163,857	18,278	613,816

25.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Credit Facility

On April 28, 2022, the Company entered into a Credit Facility which includes a $100 million term facility and a $50 million revolving facility pursuant to which we had drawn $30 million as of March 31, 2023. The agreement includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants and financial covenants related to maintaining a leverage ratio at less than or equal to 3.00, an interest service coverage ratio at greater than or equal to 4, a tangible net worth greater than or equal to $151.6 million, and minimum liquidity in an amount greater than or equal to $15 million. The Company is prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

As at March 31, 2023, the Company was in compliance with all covenants.

26.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, accounts receivable, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the Credit Facility and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Credit Facility at March 31, 2023 was estimated at $118.9 million (December 31, 2022 – $124.5 million) using a discount rate of 7.8% (December 31, 2022 – 7.5%). The fair value of the Fresnillo obligation at March 31, 2023 was estimated at $22.4 million (December 31, 2022 – $22.3 million) using a discount rate of 7.8% (December 31, 2022 – 7.5%).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At March 31, 2023, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$83,809	$83,809	$—	$—	$—	$83,809
Accounts receivable	Amortized cost	322	25	—	—	297	322
Restricted cash	Amortized cost	1,148	1,148	—	—	—	1,148
		$85,279	$84,982	$—	$—	$297	$85,279

Financial liabilities
Trade and other payables	Amortized cost	$4,313	$—	$—	$—	$4,313	$4,313
Accrued liabilities	Amortized cost	7,069	—	—	—	7,069	7,069
Lease obligation	Amortized cost	3,112	—	3,112	—	—	3,112
Credit facility	Amortized cost	117,590	—	—	118,900	—	118,900
Fresnillo obligation	Amortized cost	22,800	—	—	22,384	—	22,384
		$154,898	$—	$3,112	$141,284	$11,382	$155,778

At December 31, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$96,278	$96,278	$—	$—	$—	$96,278
Accounts receivable	Amortized cost	317	21	—	—	296	317
Restricted cash	Amortized cost	3,432	3,432	—	—	—	3,432
		$100,027	$99,731	$—	$—	$296	$100,027

Financial liabilities
Trade and other payables	Amortized cost	$8,851	$—	$—	$—	$8,851	$8,851
Accrued liabilities	Amortized cost	7,967	352	—	—	7,615	7,967
Lease obligation	Amortized cost	3,173	—	3,173	—	—	3,173
Credit facility	Amortized cost	122,995	—	—	124,450	—	124,450
Fresnillo obligation	Amortized cost	22,800	—	—	22,296	—	22,296
		$165,786	$352	$3,173	$146,746	$16,466	$166,737

Our policy is to determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of the reporting period.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

27.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At March 31, 2023, these outstanding purchase orders and contracts totaled approximately $1.9 million (December 31, 2022 – $2.0 million), which we expect will be filled within the next 12 months.

The Company has a minimum commitment of $800,000 related to the South Railroad exploration and evaluation asset, which we expect will be filled within the next 24 months.

The Company is committed to making severance payments totalling approximately $6.1 million (December 31, 2022 – $3.7 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

28.	INCOME TAX EXPENSE

Current income tax expense consists of three components - current income tax on taxable income, 7.5% special mining duty ("SMD") on income subject to SMD, and withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company.

	Three months ended March 31
	2023	2022
Current income tax expense	$6,445	$—
Mexican 7.5% Special Mining Duty	2,714	2,191
Deferred income tax	(4,187)	—
Deferred Mexican 7.5% Special Mining Duty expense	(733)	—
Withholding taxes	431	244
Tax expense	$4,670	$2,435

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

29.	RECLASSIFICATIONS OF PRIOR PERIOD FIGURES

Certain of the prior period’s figures have been reclassified to conform to the presentation in the current period. These reclassifications were primarily the grouping and disaggregation of small balances.

(a)	Income statement

Three months ended March 31, 2022
Revenue
As previously presented	$39,405
Refining and transportation reclassified to operating costs	240
As currently presented	$39,645

Operating costs
As previously presented	$9,126
Refining and transportation reclassified from revenue	240
As currently presented	$9,366

As previously presented
Interest (income) and finance costs	$325

As currently presented
Interest (income)	$(168)
Interest and accretion expense	493
$325

Other gain (loss)
As previously presented	$(241)
Withholding taxes reclassified to income taxes	244
As currently presented	$3

Income taxes
As previously presented	$2,191
Withholding taxes reclassified from other gain (loss)	244
As currently presented	$2,435

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Statement of cash flows

Three months ended March 31, 2022
Operating activities
Income tax expense – As previously presented	$—
Income tax expense reclassified from non-cash working capital	2,435
Income tax expense – As currently presented	$2,435

Operating activities
Income taxes paid – As previously presented	$—
Withholding taxes paid reclassified from non-cash working capital	(244)
Income taxes paid – As currently presented	$(244)

Operating activities
Changes in non-cash working capital – As previously presented	$666
Income tax expense shown separately	(2,435)
Withholding taxes paid reclassified to income taxes paid	244
Changes in non-cash working capital – As currently presented	$(1,525)

30.	EVENTS AFTER THE REPORTING PERIOD

(a)	Private placement

Further to the Investor Rights Agreement between Agnico Eagle Mines Limited (“Agnico Eagle”) and the Company, Agnico Eagle partially exercised its top-up right and has subscribed for 3,987,241 common shares of the Company (the “Common Shares”) at a price of C$6.27 per Common Share, for proceeds of C$25 million (approximately $18,585,000) (the “Investment”) subsequent to the reporting period.

In accordance with the Investor Rights Agreement, Agnico Eagle’s top-up right was triggered as a result of its percentage ownership in the Company’s common shares being diluted by at least 1% due to the exercise or settlement of convertible securities of the Company.

(b)	Exercise of stock options and warrants

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of stock options (note 21(a)) and warrants (note 19(b)).